AMARC OPTIONS GROUND TO EXTEND ITS GALILEO PROPERTY
IN SOUTH-CENTRAL BC

October 4, 2011- Vancouver, BC - Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX Venture: AHR; OTCBB: AXREF) announces that it has entered into an option agreement to acquire 16 mineral claims comprising approximately 49 square kilometres (the “property”) adjacent to its Galileo property in south-central British Columbia. Pursuant to the agreement, Amarc can acquire a 100% interest in the property by issuing 140,000 shares, making cash payments of $35,000 and incurring at least $100,000 of exploration expenditures. The agreement is subject to acceptance by the TSX Venture Exchange. The shares will be subject to a statutory four-month hold period under Canadian securities requirements.

Amarc holds a 100% interest in the 770 square kilometre Galileo property, which is located within the Blackwater-Davidson district. A property location map is posted on Amarc's website at http://www.amarcresources.com/ahr/MapsFigures.asp. Amarc initiated its 2011 regional field program at Galileo by undertaking approximately 4,000 line kilometres of helicopter-borne, magnetic and electromagnetic geophysical surveys from which twelve deposit-scale targets were identified for field follow-up. Induced Polarization ("IP") ground geophysical surveys are currently underway over these high-quality epithermal gold-silver and gold-copper porphyry-type targets.

The Galileo property is located approximately 16 kilometres west of New Gold’s Davidson-Blackwater deposit for which an Indicated Resource of 165 million tonnes at 1.01 g/t gold and 5.1 g/t silver and an Inferred Resource of 38.7 million tonnes at 0.94 g/t gold and 4.8 g/t silver are reported at a 0.4 g/t gold cut-off (New Gold website). New Gold acquired the Blackwater-Davidson deposit from Richfield Ventures Corp. in June 2011 through a transaction valued at approximately $550 million.

Amarc Resources Ltd. is a Vancouver-based exploration and development company associated with Hunter Dickinson Inc. (HDI) – a diversified, global mine development company with a 25-year history of mineral development success. Previous HDI projects in BC include Golden Bear, Mt. Milligan, Kemess, Gibraltar, Prosperity and Harmony. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral properties to provide consistently superior returns to shareholders.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the exploration and quality assurance and quality control programs on behalf of Amarc and has reviewed the technical content of this release. For further details on Amarc Resources Ltd., please visit the Company’s website at or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD

Ronald W. Thiessen
President & CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration and exploitation successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.